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                                                                    EXHIBIT 99.5


             CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report on Form 40-F of our report dated March 2, 2006 (which includes comments by auditor on Canada-United States of America reporting difference) relating to the consolidated financial statements of Breakwater Resources Ltd.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants

Toronto, Ontario

Date: March 30, 2006